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AM 5/31/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

02022738

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39344

SEC MAIL PROCESSING RECEIVED MAY 3 0 2002 WASH, D.C. 165 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
J.E. LISS & COMPANY, INC. D/B/A LISS FINANCIAL SERVICES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

424 EAST WISCONSIN AVENUE
(No. and Street)

MILWAUKEE (City) WISCONSIN (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JEROME E. LISS (414) 225-3555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WALKOWICZ, BOCZKIEWICZ & CO., S.C.
(Name – *if individual, state last, first, middle name*)

1800 EAST MAIN STREET, SUITE 100, WAUKESHA, WI 53186-3902
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AM 5/31/2002

OATH OR AFFIRMATION

I, JEROME E. LISS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.E. LISS & COMPANY, INC., as of MARCH 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jerome E Liss
Signature

CEO
Title

Dennis Waisman
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.E. LISS & COMPANY, INC.
D/B/A LISS FINANCIAL SERVICES

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT PURSUANT TO RULE 17A-5

MARCH 31, 2002

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

J.E. Liss & Company, Inc.

d/b/a Liss Financial Services

Annual Report

March 31, 2002

Table of Contents

Accountant's Report	*Page*
Auditor's Report	2
Basic Financial Statement	
Balance Sheets	3-4
Statements of Operations	5
Statements of Changes in Stockholder's Equity	6
Statements of Cash Flows	7-8
Notes to the Financial Statements	9-12
Supplementary Information	
Supplementary Schedules to Financial Statement:	
Computation of Net Capital and Aggregate Indebtedness	13-14
Independent Auditor's Report on Internal Control	15-16

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

EDWARD J. WALKOWICZ, C.P.A.
VALORIE A. BOCZKIEWICZ, C.P.A.
JEFFREY A. LANGTON, C.P.A.
ROXANN V. COWAN, C.P.A.
NILTJE M. HUDZ, C.P.A.
MATTHEW J. STOCKINGER, C.P.A.
SHANNON M. ROSZAK, C.P.A.

Phone: (262) 548-0444
Fax: (262) 548-0935
E-mail: edw@wbcosc.com

Independent Auditor's Report

May 17, 2002

Board of Directors
J.E. Liss & Company, Inc.
d/b/a Liss Financial Services
424 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

Board of Directors:

We have audited the accompanying balance sheets of J.E. Liss & Company, Inc., d/b/a Liss Financial Services, as of March 31, 2002 and March 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.E. Liss & Company, Inc. as of March 31, 2002 and March 31, 2001, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Walkowicz, Boczkiewicz & Co., S.C.

Walkowicz, Boczkiewicz & Co., S.C.

J.E. Liss & Company, Inc.
d/b/a Liss Financial Services

Balance Sheets
March 31, 2002 and 2001

Assets

	2002	2001
Current assets:		
Cash and cash equivalents	$ 83,323	$ 456,897
Commissions receivable	118,889	108,455
Prepaid expenses	23,315	26,051
Other current assets	-	6,537
Investments	1,644,978	2,074,079
Allowance for unrealized gain/(loss)	240,101	(579,403)
Deferred tax asset	-	148,182
Income tax deposits/ refunds receivable	85,476	75,328
Shareholder receivable	-	2,813
Total Current Assets	2,196,082	2,318,939
Property and Equipment:		
Leasehold improvements	231,394	248,297
Office furniture, fixtures, and equipment	382,636	444,013
Transportation equipment	-	37,205
Capitalized leases	-	38,532
Total Property and Equipment	614,030	768,047
Less: accumulated depreciation	(518,574)	(560,563)
Net Property and Equipment	95,456	207,484
Other Assets:		
Other assets	17,065	17,065
Other investments	-	84,800
Total Other Assets	17,065	101,865
Total Assets	$ 2,308,603	$ 2,628,288

The accompanying accountant's audit report and notes to the financial statements are an integral part of these statements.

J.E. Liss & Company, Inc.
d/b/a Liss Financial Services

Balance Sheets
March 31, 2002 and 2001

Liabilities and Stockholder's Equity

	2002	2001
Current Liabilities:		
Current portion - long term debt	$ -	$ 9,094
Accounts payable - trade and accrued expenses	26,631	47,426
Accounts payable - Clearing Firm	434,499	884,502
Accrued payroll taxes/401k payable	2,418	2,964
Accrued commissions payable	94,092	177,500
Other accrued expenses	693,019	409,239
Deferred tax liability	61,595	-
Total Current Liabilities	1,312,254	1,530,725
Long Term Debt (net of current portion)	-	-
Total Liabilities	1,312,254	1,530,725
Stockholder's Equity:		
Common stock	89,164	31,164
Retained earnings	907,185	1,066,399
Total Stockholder's Equity	996,349	1,097,563
Total Liabilities and Stockholder's Equity	$ 2,308,603	$ 2,628,288

The accompanying accountant's audit report and notes to the financial statements are an integral part of these statements.

J.E. Liss & Company, Inc.
d/b/a Liss Financial Services

Statements of Operations
For the Years Ended March 31, 2002 and March 31, 2001

	2002	2001
Revenue:		
Commissions	$ 5,477,099	$ 8,565,304
Other income	14,580	51,087
Total Revenue	5,491,679	8,616,391
Expenses:		
Commissions, other compensation and related benefits	3,395,796	4,969,276
Clearing and execution charges	725,562	1,341,163
Communications	212,704	677,540
Occupancy	305,517	271,991
Other operating expenses	1,527,411	1,304,296
Total Expenses	6,166,990	8,564,266
Net gain (loss) from operations	(675,311)	52,125
Other Income (Expense):		
Unrealized gain/(loss) on investments	819,504	(357,030)
Realized gain/(loss) on investments	(197,826)	80,348
Interest income	34,181	84,140
Interest expense	(15,460)	-
Total Other Income (Loss)	640,399	(192,542)
Net loss before income tax provision	(34,912)	(140,417)
Provision for Income Taxes:		
Current provision for (benefit from)	(85,476)	66,925
Deferred provision for (benefit from)	209,778	(99,463)
Net Provision for (Benefit from) Income Taxes	124,302	(32,538)
Net Loss	$ (159,214)	$ (107,879)

The accompanying accountant's audit report and notes to financial statements are an integral part of these statements.

J.E. Liss & Company, Inc.
d/b/a Liss Financial Services

Statements of Changes in Stockholder's Equity
For the Years Ended March 31, 2002 and March 31, 2001

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance, March 31, 1999	$ 31,164	$ 1,158,600	$ 1,189,764
Net Income	-	15,678	15,678
Balance, March 31, 2000	$ 31,164	$ 1,174,278	$ 1,205,442
Net Loss	-	(107,879)	(107,879)
Balance, March 31, 2001	$ 31,164	$ 1,066,399	$ 1,097,563
Additional Paid in Capital	58,000	-	58,000
Net Loss	-	(159,214)	(159,214)
Balance, March 31, 2002	$ 89,164	$ 907,185	$ 996,349

The accompanying accountant's report and notes to financial statements are an integral part of these statements.

J.E. Liss & Company, Inc.
d/b/a Liss Financial Services

Statements of Cash Flows
For the Years Ended March 31, 2002 and March 31, 2001

	2002	2001
Cash Flows From Operating Activities:		
Net Loss	$ (159,214)	$ (107,879)
Adjustments to Reconcile Net Loss to Net Cash		
Provided by (Used in) Operating Activities:		
Depreciation	61,396	70,476
Realized loss on property and equipment and sale	41,041	-
Unrealized (gain)/loss on securities	(819,504)	357,030
(Increase) decrease in assets:		
Commissions receivable	(10,434)	124,867
Prepaid expenses	2,736	(2,005)
Other current assets	6,537	94,252
Income tax deposits	(10,148)	-
Deferred tax assets	148,182	-
Other investments	84,800	-
Other assets	2,813	-
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(187,020)	174,925
Accrued payroll and commissions payable	(83,954)	(348,616)
Deferred tax liability	61,595	-
Net Cash Provided by (Used in) Operating Activities	(861,174)	363,050
Cash Flows from Investing Activities:		
Purchases of property and equipment	(9,723)	(27,685)
Sale of property and equipment	19,316	-
Sales of investments	429,101	-
Purchase of investments	-	(489,705)
Net Cash Provided by (Used in) Investing Activities	438,694	(517,390)
Cash Flows from Financing Activities:		
Payment of long term debt	-	(6,293)
Additional paid in capital	58,000	-
Payment of short term debt	(9,094)	(8,107)
Net Cash Provide by (Used in) Financing Activities	48,906	(14,400)

The accompanying accountant's report and notes to financial statements are an integral part of these statements.

J.E. Liss & Company, Inc.
d/b/a Liss Financial Services

Statements of Cash Flows
For the Years Ended March 31, 2002 and March 31, 2001

	2002	2001
Net Decrease in Cash	(373,574)	(168,740)
Cash - Beginning of year	456,897	625,637
Cash - End of year	$ 83,323	$ 456,897

Supplementary Disclosures of Cash Flow Information:

	2002	2001
Cash paid during the period for		
Interest	$15,460	$0
Income taxes	$0	$10,000

The accompanying accountant's report and notes to financial statements are an integral part of these statements.

J.E. Liss & Company, Inc.
d/b/a Liss Financial Services

Notes To Financial Statements
March 31, 2002 and March 31, 2001

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company was incorporated in the state of Wisconsin on February 1, 1988. The Company is registered with the Securities and Exchange Commission and the Commodities Futures Trading Commission. It is also a member of the National Association of Securities Dealers, Inc. and the National Futures Association. The Company's principal business activity is the sale of securities.

Cash Equivalents

Cash equivalents are defined as certificates of deposit and U.S. government, obligations which mature in less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds".

Property and Equipment

Property and equipment are depreciated using the straight line method over five and seven year periods. Leasehold improvements are amortized using the straight line method over the life of the lease.

Income Taxes

Deferred income taxes are provided when income and expense, primarily due to unrealized gains and losses on investments and net operating loss carry forwards, are recognized in different periods for financial and tax reporting purposes. The Company has federal and state net operating loss carry forwards as of March 31, 2002, in the amount of approximately $520,000 and $1,115,000, respectively. These losses expire after 2014.

Investments and Allowance for Unrealized Gains/(Losses)

Investments are recorded at fair value in accordance with FASB 115 requirements. FASB 115 requires a separate accounting of the difference between the cost and the current fair value. As of March 31, 2002 and March 31, 2001, the allowance for unrealized gains/(losses) was $240,101 and ($579,403), respectively. The average cost method is used to calculate the realized gain when securities are sold.

J.E. Liss & Company, Inc.
d/b/a Liss Financial Services

Notes To Financial Statements
March 31, 2002 and March 31, 2001

Note 1 - Summary of Significant Accounting Policies (continued)

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Net Capital Requirements

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2002, the Company's net capital and required net capital were $401,894 and $100,000, respectively. The ratio of aggregate indebtedness to net capital was 218%.

Note 3 - Capital Stocks

Capital stock consists of 200,000 authorized, 160,000 issued and outstanding no par value common shares.

Note 4 - Lease Commitment

Under the terms of noncancellable leases for office space, minimum annual rentals, exclusive of additional payment which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending March 31,	Annual Retirements
2003	108,450
2004	106,047
2005	108,135
2006	55,613
2007	-
	$ 378,245

Note 5 - Other Accrued Expenses

The Company has been named as a defendant in various lawsuits relating to the sale of securities and private placements. The Company's management intends to fight this action vigorously and has been advised by legal counsel that their defense is strong. The Company has accrued $693,019 and $409,239 for lawsuit costs for the years ended March 31, 2002 and March 31, 2001, respectively.

Note 6 - Filing Requirements

There were no liabilities subordinated to claims of creditors during the years ended March 31, 2002 and 2001. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Note 7 - Retirement Savings Plan

The Company adopted a defined contribution savings plan covering all employees. The plan has a contributory feature under section 401(k) of the Internal Revenue Code allowing employees to defer 1% to 15% of their compensation on a pre-tax basis through contributions to the Plan. There is no company contributory feature in the plan; therefore, there is nothing included on the income statement as an expense.

J.E. Liss & Company, Inc.
d/b/a Liss Financial Services

Notes To Financial Statements
March 31, 2002 and March 31, 2001

Note 9 - Long Term Debt

The Company had entered into two capital leases. These leases consisted of:

	2002	2001
Lease payable - R.T. LLC Payable in monthly installments of $1,200 at 8.2% interest, per annum. Secured by various office equipment. Matured in 2001.	$ -	$ 2,648
Lease payable - American Industrial Payable in monthly installments of $359.10 at 12.6% interest, per annum. Secured by telephone equipment; matured in 2001.	-	6,446
Total Long Term Debt	-	9,094
Less: current portion	-	(9,094)
Net Long Term Debt	$ -	$ -

J.E. Liss & Company, Inc.
d/b/a Liss Financial Services

Computation of Net Capital and Aggregate Indebtedness
For the Years Ended March 31, 2002 and March 31, 2001

	2002	2001
Net Capital Computation		
Stockholder's equity at year end	$ 996,349	$ 1,097,563
Deductions:		
Nonallowable assets:		
Prepaid expenses	(23,315)	(26,051)
Other current assets	(34,800)	(226,323)
Other assets	(17,065)	(101,865)
Nonallowable receivables	(105,196)	(22,811)
Net property and equipment	(95,456)	(207,484)
Haircuts on security positions	(318,623)	(109,305)
Net Capital	$ 401,894	$ 403,724
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 70,463	$ 43,081
Minimum dollar net capital requirement	$ 100,000	$ 100,000
Net capital requirement	$ 100,000	$ 100,000
Computation of Aggregate Indebtedness		
Total liabilities	$ 1,312,254	$ 1,530,725
Less: payable to clearance account	(434,499)	(884,502)
Aggregate Indebtedness	$ 877,755	$ 646,223
Percentage of Aggregate Indebtedness to Net Capital	218%	160%

The accompanying accountant's report and notes to financial statements are an integral part of these statements.

J.E. Liss & Company, Inc.
d/b/a Liss Financial Services

Computation of Net Capital and Aggregate Indebtedness
For the Years Ended March 31, 2002 and March 31, 2001

	2002	2001
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of March 31):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 499,092	$ 412,471
Decrease in equity from income statement	(97,198)	(8,747)
Net Capital Per Above	$ 401,894	$ 403,724

The accompanying accountant's report and notes to financial statements are an integral part of these statements.

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.
CERTIFIED PUBLIC ACCOUNTANTS
EDWARD J. WALKOWICZ, C.P.A.
VALORIE A. BOCZKIEWICZ, C.P.A.
JEFFREY A. LANGTON, C.P.A.
ROXANN V. COWAN, C.P.A.
NILTJE M. HUDZ, C.P.A.
MATTHEW J. STOCKINGER, C.P.A.
SHANNON M. ROSZAK, C.P.A.
1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902
Phone: (262) 548-0444
Fax: (262) 548-0935
E-mail: edw@wbcosc.com

To the Board of Directors,
J.E. Liss & Company, Inc.
d/b/a Liss Financial Services

In planning and performing our audit of the financial statements of J.E. Liss & Company, Inc., d/b/a Liss Financial Services, for the year ended March 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by J.E. Liss & Company, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

EDWARD J. WALKOWICZ, C.P.A.
VALORIE A. BOCZKIEWICZ, C.P.A.
JEFFREY A. LANGTON, C.P.A.
ROXANN V. COWAN, C.P.A.
NILTJE M. HUDZ, C.P.A.
MATTHEW J. STOCKINGER, C.P.A.
SHANNON M. ROSZAK, C.P.A.

1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

Phone: (262) 548-0444
Fax: (262) 548-0935
E-mail: edw@wbcosc.com

To the Board of Directors,
J.E. Liss & Company, Inc.
d/b/a Liss Financial Services

In planning and performing our audit of the financial statements of J.E. Liss & Company, Inc., d/b/a Liss Financial Services, for the year ended March 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by J.E. Liss & Company, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of J.E. Liss & Company, Inc. for the year ended March 31, 2002, and this report does not affect our report thereon dated May 17, 2002. In addition, no facts came to our attention which would indicate the company was not in compliance with its type k(2)(i) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices an procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at March 31, 2002, to meet the Commissions' objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Williams, Boy[illegible] & Co., S.C.

Waukesha, Wisconsin
May 17, 2002